SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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In the Matter of        CERTIFICATE
 Cinergy Corp.               OF
File No. 70-8427        NOTIFICATION

(Public Utility Holding
Company Act of 1935)
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This Certificate of Notification is filed by Cinergy Corp. ("Cinergy"), a
Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), in connection with the following transactions proposed in Cinergy's Form U-1 Application-Declaration, as amended (the "Application-Declaration") and authorized by the order of the Securities and Exchange Commission (the "Commission") dated October 21, 1994 (the "Order"), in this file:

(I) the merger of Cinergy Sub, Inc. ("Cinergy Sub") with and into The Cincinnati Gas & Electric Co. ("CG&E") and the merger of PSI Resources, Inc. ("PSI Resources") with and into Cinergy, and the resulting acquisition of ownership by Cinergy of all issued and outstanding shares of common stock of CG&E and PSI Energy, Inc. ("PSI Energy");

(ii) the issuance of Cinergy Common Stock in connection with such mergers pursuant to the Merger Agreement;

(iii) the establishment by Cinergy of a new subsidiary, Cinergy Investments, Inc. ("Cinergy Investments"), to serve as a subholding company for certain of the Cinergy system's non-utility companies and interests, and the acquisition by Cinergy of the common stock of Cinergy Investments;

(iv) the acquisition by Cinergy Investments of the common stock of Wholesale Power Services, Inc., PSI Recycling, Inc., Power Equipment Supply Co., Power International, Inc. (formerly called Enertech Associates International, Inc.), Cinergy Resources, Inc. (formerly called CG&E Resource Marketing, Inc.), PSI Argentina, Inc., PSI T&D International, Inc., CGE ECK, Inc., PSI Power Resource Development, Inc., PSI Power Resource Operations, Inc., PSI International, Inc., PSI Sunnyside, Inc., and Cinergy Technology, Inc. (formerly called PSI Environmental Corp.) pursuant to the realignment of certain of the Cinergy system's non-utility companies and interests under Cinergy Investments as a subholding company; and

(v) the issuance by Cinergy of Cinergy Common Stock, and the purchase by Cinergy of Cinergy Common Stock in open-market transactions, between October 25, 1994, when Cinergy registered as a holding company pursuant to the Act, and December 31, 1995, inclusive (the "Authorization Period"), pursuant to the Cinergy stockholder dividend reinvestment and stock purchase plan ("DRSPP"), the Cinergy Stock Option Plan, the Cinergy Employees Stock Purchase and Savings Plan, the Cinergy Performance Shares Plan, the Cinergy Directors Deferred Compensation Plan, the CG&E Savings Incentive Plan, the CG&E Deferred Compensation and Investment Plan, the PSI Energy Employees' 401(k) Savings Plan, and the PSI Energy Union Employees' 401(k) Savings Plan.

Filed herewith are conformed copies of the Non-Utility Service Agreement, revised as contemplated in Item 1.B.1.c.iii of the Application-Declaration; the PSI Energy, Inc. Employees' 401(k) Savings Plan and the PSI Energy, Inc. Union Employees' 401(k) Savings Plan indexed as Exhibits C-5.3 and C-5.4 to the Application-Declaration, respectively; and the final opinion of counsel indexed as Exhibit F-2 to the Application-Declaration. Capitalized terms used herein without definition have the meanings ascribed to them in the Application-Declaration.

1. On October 24, 1994, a certificate of merger was duly and validly filed with the Secretary of State of the State of Ohio, thereby merging Cinergy Sub with and into CG&E, and a certificate of merger and articles of merger were duly and validly filed with the Secretaries of State of the States of Delaware and Indiana, respectively, thereby merging PSI Resources with and into Cinergy. As a result of such mergers, CG&E and PSI Energy (and certain non-utility subsidiaries of PSI Resources) became subsidiaries of Cinergy, and the separate corporate existence of PSI Resources ceased.

2. On October 24, 1994, a certificate of incorporation providing for the incorporation of a new non-utility subholding company, Cinergy Investments, Inc. ("Cinergy Investments"), was filed with the Secretary of State of the State of Delaware, and the capital stock thereof was issued to and acquired by Cinergy.

3. On October 24, 1994, ownership of the issued and outstanding shares of capital stock of CGE Corp., a Delaware corporation and a holding company for certain non-utility interests of CG&E, and PSI Investments, Inc. ("PSI Investments"), an Indiana corporation and a holding company for certain non-utility interests of PSI Resources, was transferred to Cinergy Investments. On November 3, 1994, CGE Corp. was merged with and into Cinergy Investments by and upon the filing of a certificate of ownership and merger with the Secretary of State of the State of Delaware, and PSI Investments was merged with and into Cinergy Investments by and upon the filing of a certificate of ownership and merger with the Secretary of State of the State of Delaware and articles of ownership and merger with the Secretary of State of the State of Indiana. As a result of such mergers, the separate corporate existence of CGE Corp. and PSI Investments ceased. To complete the realignment of non-utility subsidiary companies contemplated by the Application-Declaration, ownership of the issued and outstanding capital stock of PSI Argentina, Inc., PSI Recycling, Inc. and PSI T&D International, Inc. (which had been direct subsidiaries of PSI Resources and which became direct subsidiaries of Cinergy as a result of the merger of PSI Resources into Cinergy), was transferred by Cinergy to Cinergy Investments. As a result of the foregoing mergers and stock transfers, Cinergy Investments wholly owns the following non-utility direct subsidiaries: Wholesale Power Services, Inc.; PSI Recycling, Inc.; Power Equipment Supply Co.; Power International, Inc. (formerly called Enertech Associates International, Inc.); Cinergy Resources, Inc. (formerly called CG&E Resource Marketing, Inc.); PSI Argentina, Inc.; PSI T&D International, Inc.; CGE ECK, Inc.; PSI Power Resource Development, Inc.; PSI Power Resource Operations, Inc.; PSI International, Inc.; PSI Sunnyside, Inc.; and Cinergy Technology, Inc. (formerly called PSI Environmental Corp.).

4. Upon the consummation of the mergers of PSI Resources into Cinergy and Cinergy Sub into CG&E on October 24, 1994, in accordance with the Merger Agreement, each issued and outstanding share of CG&E Common Stock was converted into the right to receive one share of Cinergy Common Stock, and each issued and outstanding share of PSI Common Stock was converted into the right to receive
1.023 shares of Cinergy Common Stock.

5. On October 20, 1995, the Non-Utility Service Agreement was executed by the parties thereto retroactive to October 25, 1994, having previously been revised as contemplated in Item 1.B.1.c.iii of the Application-Declaration, so as to provide that, except with respect to certain foreign associate companies, charges for services will be at cost, determined in accordance with Rule 90 and other applicable rules and regulations under the Act.

6. The Cinergy Stock Option Plan, the Cinergy Employees Stock Purchase and Savings Plan, the Cinergy Performance Shares Plan, and the Cinergy Directors Deferred Compensation Plan were adopted by Cinergy, and have been maintained, substantially in the form set forth in Exhibits C-4.1, C-4.2, C-4.3 and C-4.4 to the Application-Declaration, respectively, and the shares of Cinergy Common Stock issued pursuant to such plans during the Authorization Period were issued in accordance with the respective terms and conditions thereof. The Cinergy DRSPP was adopted by Cinergy, and has been maintained, substantially in the form described in Exhibits C-2 and C-3 to the Application-Declaration, and the shares of Cinergy Common Stock issued pursuant to such plan during the Authorization Period were issued in accordance with the terms and conditions described therein. The CG&E Savings Incentive Plan, the CG&E Deferred Compensation and Investment Plan, the PSI Energy Employees' 401(k) Savings Plan, and the PSI Energy Union Employees' 401(k) Savings Plan have been maintained in substantially the form (and with the changes) described in Item 1.F of the Application-Declaration and Exhibits C-5.1, C-5.2, C-5.3 and C-5.4 thereto, and the shares of Cinergy Common Stock issued pursuant to such plans during the Authorization Period were issued in accordance with the terms and conditions described therein. During the Authorization Period, Cinergy issued (or acquired in open-market transactions) an aggregate of 3,231,961 shares of Cinergy Common Stock pursuant to the Cinergy DRSPP, the Cinergy Stock Option Plan, the Cinergy Employees Stock Purchase and Savings Plan, the Cinergy Performance Shares Plan, the Cinergy Directors Deferred Compensation Plan, the CG&E Savings Incentive Plan, the CG&E Deferred Compensation and Investment Plan, the PSI Energy Employees' 401(k) Savings Plan, and the PSI Energy Union Employees' 401(k) Savings Plan.

7. The transactions described in paragraphs 1 through 6 have been carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.

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S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  January 10, 1996

                                  Cinergy Corp.


                                  By:/s/William L. Sheafer
                                     Treasurer

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                             EXHIBIT INDEX

Exhibit                                               Transmisison
Number        Exhibit                                      Method

1             Past-Tense Opinion of Counsel                Electronic
              (Exhibit F-2 to the
              Application-Declaration)

2             Non-Utility Service Agreement                Electronic

3             PSI Energy Employees' 401(k) Savings         By Reference
              Plan (Exhibit C-5.3 to the
              Application-Declaration) (exhibit to
              Cinergy's Form S-8 Registration
              Statement filed October 18, 1994,
              No. 33-56067)

4             PSI Energy Union Employees' 401(k)           By Reference
              Savings Plan (Exhibit C-5.4 to the
              Application-Declaration) (exhibit to
              Cinergy's Form S-8 Registration
              Statement filed October 18, 1994,
              No. 33-56067)

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